Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

SPEEDWAY MOTORSPORTS, INC.

ACTUAL AND PRO FORMA RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31:
	2010	2009	2008	2007	2006
Actual Ratios of Earnings to Fixed Charges
Income from continuing operations before income taxes	$71,085	$34,062	$178,345	$116,476	$184,380
Equity investee losses (earnings)	—	76,657	(1,572)	57,422	3,343

	71,085	110,719	176,773	173,898	187,723

Fixed charges, excluding capitalized amounts:
Interest expense, including amortization of financing costs	52,513	45,946	39,781	28,894	26,458

Earnings as defined	123,598	156,665	216,554	202,792	214,181

Fixed charges:
Interest expense, including amortization of financing costs	52,513	45,946	39,781	28,894	26,458
Capitalized interest	710	438	1,484	1,793	2,202

Fixed charges	$53,223	$46,384	$41,265	$30,687	$28,660

Ratio of Earnings to Fixed Charges	2.3x	3.4x	5.2x	6.6x	7.5x

Year Ended December 31, 2010
Pro Forma Ratios of Earnings to Fixed Charges (1)
Pro forma income from continuing operations before income taxes	$75,889
Equity investee earnings or losses	—

75,889

Pro forma fixed charges, excluding capitalized amounts:
Interest expense, including amortization of financing costs	47,709

Pro forma earnings as defined	123,598

Pro forma fixed charges:
Interest expense, including amortization of financing costs	47,709
Capitalized interest	710

Pro forma interest expense, including amortization of financing costs	$48,419

Pro forma Ratio of Earnings to Fixed Charges	2.6x

(1)	Using an effective interest rate for the Private Notes of 3.9%.